Exhibit 2

Announcement  |  Lisbon  |  26 March 2014

Clarification of PT’s General Meeting Chairman

Portugal Telecom, SGPS S.A. (“PT”) informs on clarification of PT’s General Meeting Chairman related to the General Meeting to occur on 27 March 2014.

The document attached hereto is a translation of the General Meeting Chairman’s letter.

Contact:

Nuno Vieira, Investor Relations Director

nuno.t.vieira@telecom.pt

Tel: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

ANTÓNIO MENEZES CORDEIRO
Chairman of the General Meeting
of
PT — Portugal Telecom, SGPS S.A.

INFORMATION

Following some uncertainties identified as to several aspects that will guide the extraordinary general meeting of PT — Portugal Telecom, SGPS S.A., which was convened at the request of the company’s board of directors, to be held on 27 March, the following issues should be clarified, after analysis of the matter and of opinions issued by independent counsels:

1.              Oi’s share capital increase, which PT will subscribe by contributing its operational assets, is neither an independent transaction nor an end in itself; but rather aims at the merger with Oi, under the terms resulting from the Memorandum of Understanding that was duly disclosed. Such merger will be subject to further resolution by the shareholders of PT.

2.              As a result, values and interests which are similar to those underlying the merger itself must be taken into account, in order to ensure the best protection of shareholders.

3.              Accordingly, the quorum required for the functioning of the general meeting is the one provided for in article 383/2 of the Portuguese Companies Code: shareholders holding at least one third of the share capital must be present or represented at the meeting.

4.              The matter of the merger is not unrelated to the articles of association, and the share capital increase scheduled for the meeting to be held on 27 March is ultimately intended for the execution of that same merger; therefore, all shareholders may exercise their voting rights.

Lisbon, 25 March 2014

The Chairman of the General Meeting

(Prof. António Menezes Cordeiro)